Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Annual Results for the Year Ended 31 December 2015

1.	Important Notice

1.1
The board of directors, the board of supervisors, directors, supervisors and senior management of China Petroleum & Chemical Corporation (“Sinopec Corp.”) warrant that there are no false representations, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report of Sinopec Corp. for the year ended 31 December 2015 (the “Annual Report”). The entire report can be downloaded from the websites of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkexnews.hk) and Sinopec Corp. (www.sinopec.com.cn). Investors should read the Annual Report for more details.

1.2
The Annual Report has been approved unanimously at the fifth Meeting of the Sixth Session of the Board of Directors of Sinopec Corp. Except for Mr. Zhang Jianhua and Mr. Jiang Xiaoming, both directors, who did not attend the meeting due to official duties, all directors of Sinopec Corp. attended the meeting. No Director has any disagreement as to, or the inability to warrant, the authenticity, accuracy and completeness of the Annual Report.

1.3
The annual financial statements for the year ended 31 December 2015 (the “reporting period”) of Sinopec Corp. and its subsidiaries (together, the “Company”) prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”) have been audited by Pricewaterhousecoopers Zhong Tian LLP and Pricewaterhousecoopers respectively. Both firms have issued standard unqualified auditor’s reports.

1.4
Mr. Wang Yupu, Chairman of the Board of directors, Mr. Li Chunguang, director and president, and Ms. Wen Dongfen, Chief Financial Officer and Head of the Financial Department warrant the authenticity and completeness of the financial statements contained in the Annual Report.

2.	Basic Information about Sinopec Corp.

2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	0386	SNP	SNP	600028
Place of listing	Hong Kong	New York	London	Shanghai
	Stock Exchange	Stock Exchange	Stock Exchange	Stock Exchange
Registered address and office address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Postcode	100728
Website	www.sinopec.com
E-mail	ir@sinopec.com

2.2	Contact persons of Sinopec Corp. and means of communication

			Secretary to the	Representative on
	Authorised representatives		Board of Directors	Securities Matters

Name	Mr. Li Chunguang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386
E-mail	ir@sinopec.com

3	Principal Financial Data and Indicators

3.1	Principal Financial Data and Indicators Prepared in Accordance with China Accounting Standards for Business Enterprises (“ASBE”) for the year ended 31 December 2015 of the Company.

	As of 31 December 2015	As of 31 December 2014	Changes from the end of the last year	As of 31 December 2013
Items	RMB million	RMB million	%	RMB million

Total assets	1,443,129	1,451,368	(0.6)	1,382,916
Total equity attributable to shareholders of the Company	675,370	594,483	13.6	570,346

Year ended 31 December
2015	2014	Changes over the same period of last year	2013
Items	RMB million	RMB million	%	RMB million

Net cash flow from operating activities	165,818	148,347	11.8	151,893
Operating income	2,018,883	2,825,914	(28.6)	2,880,311
Net profit attributable to equity shareholders of the Company	32,207	47,430	(32.1)	67,179
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	28,901	43,238	(33.2)	66,658
Weighted average return on net assets (%)	5.04	8.14	(3.10)	12.24
Percentage points

Basic earnings per share (RMB)	0.266	0.406	(34.5)	0.579
Diluted earnings per share (RMB)	0.266	0.406	(34.5)	0.543

For the year of 2015
First	Second	Third	Fourth
Quarter	Quarter	Quarter	Quarter	Total
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Operating income	478,241	562,121	496,475	482,046	2,018,883
Net profit attributable to equity shareholders of the Company	1,685	22,742	1,421	6,359	32,207
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	1,336	22,095	1,246	4,224	28,901
Net cash flow from operating activities	6,682	60,760	49,151	49,225	165,818

3.2	Principal Financial Data and Indicators Prepared in Accordance with International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2015 of the Company

	Year ended 31 December
	2015	2014	2013	2012	2011
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover and other operating revenues	2,018,883	2,825,914	2,880,311	2,786,045	2,505,683
Operating profit	57,028	73,487	96,785	98,662	105,530
Profit before taxation	56,277	65,504	95,052	90,642	104,565
Net profit attributable to owners of the Company	32,438	46,466	66,132	63,879	73,225
Basic earnings per share (RMB)	0.268	0.398	0.570	0.566	0.650
Diluted earnings per share (RMB)	0.268	0.397	0.534	0.545	0.625
Return on capital employed (%)	5.24	6.05	8.02	9.09	11.49
Return on net assets (%)	4.81	7.84	11.63	12.50	15.50
Net cash generated from operating activities per share (RMB)	1.372	1.270	1.308	1.262	1.336

	As of 31 December
	2015	2014	2013	2012	2011
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Non-current assets	1,110,724	1,091,224	1,009,906	892,929	794,423
Net current liabilities	130,237	244,113	198,812	148,358	101,485
Non-current liabilities	196,268	201,534	189,468	196,535	185,594
Non-controlling interests	110,190	52,536	52,823	37,122	35,016
Total equity attributable to the owners of the Company	674,029	593,041	568,803	510,914	472,328
Net assets per share (RMB)	5.567	5.014	4.880	4.527	4.191
Adjusted net assets per share (RMB)	5.500	4.950	4.841	4.476	4.172

3.3	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	As of 31 December		Increase/(decrease)
	2015	2014	Amount	Percentage
Items	RMB million	RMB million	RMB million	(%)	Reasons for change
Cash at bank and on hand	68,557	10,100	58,457	578.8	Improved operating cash flow and increased cash reserve in response to market fluctuations; in addition to capital injection of Sinopec Marketing Co., Ltd (Sinopec Marketing Co.)
Accounts receivable	56,126	90,831	(34,705)	(38.2)	Mainly due to intensified collection of outstanding accounts and price fall of products
Available-for-sale financial assets	10,326	868	9,458	1,089.6	Mainly due to the acquisition of equity interest in Sibur Holdings
Short-term loans	74,729	166,688	(91,959)	(55.2)	Please refer to Note 21 to the financial statements prepared in accordance with ASBE
Accounts payable	130,446	198,366	(67,920)	(34.2)	Mainly due to the decrease in purchasing price of feedstock
Capital reserve	119,408	48,703	70,705	145.2	Mainly due to the capital injection to Sinopec Marketing Co. and conversion of Sinopec CB
Net assets attributable to minority interests	110,253	52,612	57,641	109.6	Mainly due to the capital injection to Sinopec Marketing Co.
Operating Costs	1,592,771	2,429,017	(836,246)	(34.4)	Mainly due to price fall of feedstock and efforts on cost cutting
Gain/(Loss) from changes in fair value	735	(4,151)	4,886	(117.7)	Mainly due to fair value changes of derivatives embedded in Sinopec CB
Non-operating income	6,945	4,710	2,235	47.5	Please refer to Note 46 to the financial statements prepared in accordance with ASBE
Net profit attributable to minority interests	11,139	1,480	9,659	652.6	Mainly due to the capital injection to Sinopec Marketing Co. and the increase in profits of holding subsidiaries

4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

4.1	Changes in the share capital

Unit: Share

	Before change		Increase/(decrease)					After change
Items	Numbers	Percentage (%)	New shares issued	Bonus shares issued	Conversion from reserve	Others	Sub-total	Number	Percentage (%)

RMB ordinary shares	92,766,957,040	78.43	—	—	—	2,790,814,006	2,790,814,006	95,557,771,046	78.93
Domestically listed foreign shares	—	—	—	—	—	—	—	—	—
Overseas listed foreign shares	25,513,438,600	21.57	—	—	—	—	—	25,513,438,600	21.07
Others	—	—	—	—	—	—	—	—	—

Total Shares	118,280,395,640	100				2,790,814,006	2,790,814,006	121,071,209,646	100

During the reporting period, a total number of 136,471,210 units of Sinopec CB had been converted into A shares of Sinopec Corp., resulting in a total increase of 2,790,814,006 shares.

4.2	Number of shareholders and their shareholdings

As at 31 December 2015, the total number of shareholders of Sinopec Corp. was 748,210, including 741,935 holders of domestic A shares and 6,275 holders of overseas H shares. As of 29 February 2016, the total number of shareholders of Sinopec Corp. was 748,856. Sinopec Corp. has complied with requirement for minimum public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

(1)	Shareholdings of top ten shareholders

The shareholdings of top ten shareholders as of 31 December 2015 are listed as below:

Unit: Share

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding1	Number of shares subject to pledges or lock-up

China Petrochemical Corporation	State-owned share	70.86	85,792,671,101	72,000,000	0
HKSCC Nominees Limited2	H share	20.96	25,374,341,620	(27,994,089)	Unknown
中國證券金融股份有限公司	A share	1.46	1,764,832,313	1,496,675,457	0
中央匯金資產管理有限責任公司	A share	0.27	322,037,900	322,037,900	0
國泰君安證券股份有限公司	A share	0.11	134,537,906	(158,353,930)	0
香港中央結算有限公司	A share	0.06	76,933,232	76,681,610	0
中國工商銀行-上證50交易型開放式 指數證券投資基金	A share	0.06	76,637,780	39,150,086	0
華夏人壽保險股份有限公司-萬能產品	A share	0.05	62,817,900	62,817,900	0
長江證券股份有限公司	A share	0.04	47,268,824	47,105,824	0
東方匯智資產-中信銀行-安富1號特定 客戶資產管理計劃	A share	0.03	42,065,922	42,065,922	0

Note 1	As compared with the number of shares held as of 31 December 2014.

Note 2
Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total issued share capital of Sinopec Corp. Those shareholdings are included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares according to the Securities and Futures Ordinance (“SFO”)

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held	Approximate percentage of Sinopec Corp.’s issued share capital (H Share)
(%)

JPMorgan Chase & Co.	Beneficial owner	670,090,733 (L)	2.62 (L)
		80,000,138 (S)	0.31 (S)
	Investment manager	147,682,700 (L)	0.57 (L)
	Custodian corporation/approved lending agent	1,175,388,643 (L)	4.60 (L)
BlackRock, Inc.	Interest of corporation controlled by	1,787,647,233 (L)	7.01 (L)
	the substantial shareholder	3,287,000 (S)	0.01 (S)
Schroders Plc	Investment manager	1,275,857,318 (L)	5.00 (L)

(L): Long position, (S): Short position

4.3	Changes in the controlling shareholder and the de facto controller

There was no change in the controlling shareholder and the de facto controller of Sinopec Corp. during 2015.

(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. The legal representative is Mr. Wang Yupu. Through re-organisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation as of the end of reporting period

Name of Company	Number of Shares Held	Shareholding Percentage

Sinopec Engineering (Group) Co. Ltd	2,907,856,000	65.67%
Sinopec Oilfield Service Corporation	9,224,327,662	65.22%
Sinopec Oilfield Equipment Corporation	270,270,000	58.73%
China Merchants Energy Shipping Co., Ltd	912,886,426	17.23%

(2)	Other than HKSCC Nominees Limited, there was no other legal person shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller

China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

China Petrochemical Corporation
71.32%*
Sinopec Corp.

*:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

5	Business Review and Prospects

Business Review
In 2015, the global economic recovery remained weak, and Chinese economy maintained steady growth with GDP up by 6.9%. International oil prices were under downward pressure while fluctuating to new lows. Growth of oil products demand slowed, yet demand for chemicals was stable. Meanwhile, domestic environmental requirements became more stringent. The Company intensified its evaluation of the macro-economy and market trends so that it actively respond to these changes. With a focus on growth quality and profitability, the Company emphasised on reform and innovation, stringent management and tight coordination of all aspects of our work.

5.1	Market Review

(1)	Crude oil market
In 2015, international crude oil prices fluctuated to new lows. The average spot price of Platts Brent for the year was USD 53.6 per barrel, down by 46.1% from the previous year.

Trend of International Crude Oil Prices

(2)	Oil products market

In 2015, growth in domestic demand for oil products further declined. According to statistics, consumption of oil products (including gasoline, diesel and kerosene) was 276 million tonnes, up by 1.2% from the previous year. Demand for gasoline and kerosene grew by 7.0% and 9.3%, respectively, from the previous year, while demand for diesel dropped by 3.7%. Domestic oil product prices were adjusted timely in response to the changing international oil prices. Domestically, oil product consumption tax was increased and floor price policy for oil products was considered and issued afterwards.

(3)	Chemicals

In 2015, growth in domestic demand for chemicals remained stable. According to the Company’s statistics, domestic consumption of synthetic resin, synthetic fibre and synthetic rubber rose by 5.5%, 10.6% and 8.8%, respectively, from the previous year, and that of ethylene equivalent grew by 4.9%.

5.2	Operations Review

(1)	Exploration and production

In 2015, faced with low oil prices, we optimised exploration and development projects. We implemented dynamic investment decision-making mechanism in the context of oil prices fluctuation and reduced high-cost oil production. In exploration, we actively carried forward high-efficiency exploration activities, making a number of new discoveries in Beibu Gulf of the South China Sea, the Sichuan Basin, the Ordos Basin, and the Central Tahe Basin. In development, we completed the production capacity of the Fuling shale gas field of 5 billion cubic meters per year, optimised development programs in mature oilfields and increased the production capacity in frontier acreages. In 2015, our production dropped by 1.7% to 471.91 million barrels of oil equivalent, with domestic crude oil production down by 4.7% and overseas production up by 6.6%. Natural gas production rose by 2.6%. Impacted by low oil prices, proved reserves of crude dropped over 2014 while proved reserves of natural gas increased by 12.3% mainly driven by Fuling shale gas reserves.

Summary of Operations for the Exploration and Production Segment

	2015	2014	2013	Change from 2014 to 2015(%)

Oil and gas production (mmboe)	471.91	480.22	442.84	(1.7)
Crude oil production (mmbbls)	349.47	360.73	332.54	(3.1)
China	296.34	310.87	310.84	(4.7)
Overseas	53.13	49.86	21.70	6.6
Natural gas production (bcf)	734.79	716.35	660.18	2.6

Summary of Reserves of Crude Oil and Natural Gas

	Reserves of Crude Oil (mmbbls)
Items	31 December 2015	31 December 2014

Proved Reserves	2,243	3,048
Proved Developed Reserves	2,013	2,782
China	1,701	2,465
Shengli	1,326	1,917
Others	375	548
Overseas	312	317
Proved Undeveloped Reserves	230	266
China	201	235
Shengli	116	105
Others	85	130
Overseas	29	31

	Reserves of Natural Gas (bcf)
Items	31 December 2015	31 December 2014

Proved Reserves	7,570	6,741
Proved Developed Reserves	6,457	6,011
China	6,439	5,987
Puguang	2,470	2,663
Fuling	1,016	472
Others	2,953	2,852
Overseas	18	24
Proved Undeveloped Reserves	1,113	730
China	1,112	728
Puguang	0	0
Fuling	181	88
Others	931	640
Overseas	1	2

Exploration & Production Activities

	As of 31 December
	2015				2014
	Exploratory		Development		Exploratory		Development
Wells drilled	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry

China	373	195	1,801	25	334	187	3,641	56
Shengli	150	73	1,020	18	141	64	2,027	30
Other	223	122	781	7	193	123	1,614	26
Overseas	0	1	149	1	3	0	323	0
Consolidated Subsidiaries	0	0	5	0	0	0	6	0
Equity accounted entities	0	1	144	1	3	0	317	0
Total	373	196	1,950	26	337	187	3,964	56

	As of 31 December
	2015				2014
	gross		net		gross		net
Wells drilling	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development

China	110	152	110	152	63	247	63	246
Shengli	35	23	35	23	3	60	3	60
Others	75	129	75	129	60	187	60	186
Overseas	0	3	0	1	0	3	0	1
Consolidated Subsidiaries	0	0	0	0	0	1	0	0
Equity accounted entities	0	3	0	1	0	2	0	1
Total	110	155	110	153	63	250	63	247

Items	As of 31 December
	2015		2014
Oil Production Wells	gross	net	gross	net

China	49,662	49,662	48,592	48,592
Shengli	31,547	31,547	30,534	30,534
Others	18,115	18,115	18,058	18,058
Overseas	6,913	3,122	7,127	2,786
Consolidated Subsidiaries	28	15	25	8
Equity accounted entities	6,885	3,107	7,102	2,778
Total	56,575	52,784	55,719	51,378

Items	As of 31 December
Natural Gas Production Wells	2015		2014
	gross	net	gross	net

China	4,758	4,727	4,606	4,581
Puguang	55	55	54	54
Fuling	175	175	56	56
Others	4,528	4,497	4,496	4,471
Overseas	0	0	0	0
Total	4,758	4,727	4,606	4,581

Unit: Square Kilometers

	As of 31 December
	2015	2014

Acreage with exploration license	857,420	960,981
China	857,420	960,981
Acreage with development license	30,730	27,921
China	25,748	22,912
Overseas	4,982	5,009

(2)	Refining

In 2015, the Company adjusted the product mix in response to market demand by increasing production of gasoline and kerosene, maintained safe and reliable refinery operations and further upgraded oil products quality as scheduled. We optimised resource allocation, controlled costs and took advantage of our strong economies of scale. By tapping our well-established advantages in specialisation, we improved our margins in lubricants, LPG and asphalt. In 2015, we processed 236 million tonnes of crude oil, up by 0.5% from the previous year, and produced 148 million tonnes of refined oil products, up by 1.5%.

Summary of Operations for the Refining Segment
Unit: million tonnes

				Change from
	2015	2014	2013	2014 to 2015 (%)

Refinery throughput	236.49	235.38	231.95	0.5
Gasoline, diesel and kerosene production	148.38	146.23	140.40	1.5
Gasoline	53.98	51.22	45.56	5.4
Diesel	70.05	74.26	77.40	(5.7)
Kerosene	24.35	20.75	17.43	17.4
Light chemical feedstock	38.81	39.17	37.97	(0.9)
Light products yield (%)	76.50	76.52	76.19	(0.02) percentage points
Refinery yield (%)	94.75	94.66	94.82	0.09 percentage points

Note: Includes 100% of production of domestic joint ventures.

(3)	Marketing and distribution

In 2015, in response to the changes in supply and demand of oil products, we adjusted our marketing strategies and promoted the sales of high-octane gasoline and high-value-added products. We optimised oil products pipeline layout and marketing network, accelerated the construction of compressed natural gas service stations. In its transformation from a fuel supplier to an comprehensive service provider, the marketing segment unleashed great potential in complementary fuel and non-fuel businesses. As a result, total retail volume and per-station pumped volume sustained growth despite of intense market competition. In 2015, the total sales volume of refined oil products was 189 million tonnes, of which domestic sales accounted for 171 million tonnes. In the meantime, our non-fuel businesses achieved stronger momentum in specialisation, market orientation, marketing scale and profitability. Non-fuel business transactions increased by 45.2% from the previous year to RMB 24.83 billion.

Summary of Operations for Marketing and Distribution Segment

				Change from
	2015	2014	2013	2014 to 2015 (%)

Total sales volume of oil products (million tonnes)	189.33	189.17	179.99	0.1
Total domestic sales volume of oil products (million tonnes)	171.37	170.97	165.42	0.2
Retail sales (million tonnes)	119.03	117.84	113.73	1.0
Direct sales & Distribution (million tonnes)	52.34	53.13	51.69	(1.5)
Annual average throughput per station (tonne/station)	3,896	3,858	3,707	1.0

	31 December 2015	31 December 2014	31 December 2013	Change from the end of the previous year to the end of the reporting period (%)

Total number of service stations under Sinopec brand	30,560	30,551	30,536	0.03
Number of company-operated stations	30,547	30,538	30,523	0.03

(4)	Chemicals

In 2015, we enhanced the operations of our manufacturing facilities by adjusting utilisation rates to achieve satisfactory marginal profitability while sustained safe and stable operations among principal plants. The Company fine-tuned its feedstock mix to lower costs, deepened the links among research and development, production, marketing and sales of new products, and maximised production of high-value-added products tailored to market demands. Ethylene output rose by 3.9% from 2014 to 11.12 million tonnes. Meanwhile, by keeping inventories at low levels and implementing a differentiated marketing strategy, our full-year chemicals sales volume increased by 3.4% to 62.87 million tonnes, with all produced chemicals sold.

Summary of Operations for Chemicals Segment

Unit: thousand tonnes

				Change from
	2015	2014	2013	2014 to 2015 (%)

Ethylene	11,118	10,698	9,980	3.9
Synthetic resin	15,065	14,639	13,726	2.9
Synthetic rubber	843	939	960	(10.2)
Synthetic fibre monomer and polymer	8,994	8,383	9,227	7.3
Synthetic fibre	1,282	1,315	1,392	(2.5)

Note: Includes 100% production of domestic joint ventures.

(5)	Research and development

In 2015, the Company insisted on setting innovation as the core of development, further improved the mechanism and institution of R&D, reinforced the integration of production, marketing and R&D, and gave full play to R&D for driving and supporting the growth of the Company. In our upstream business, we successfully completed building the capacity of the Fuling shale gas field of 5 billion cubic meters per year using an in-house package of exploration and development technology. We officially launched the integrated solution platform for π-Frame seismic data processing and interpretation. In refining, we commercialised such technologies as the integrated hydrogenation-FCC process for maximising light oil products and high octane gasoline from catalytic diesel process. These technologies provided guarantees for optimising product mix and upgrading oil products quality. In chemicals, we commercialised a number of technologies and products, including the gas-liquid polyethylene process, optical-film-grade polyester performance compounds, and styrene-butyl-rubber for high-performance tyres, strongly facilitating the Company to produce high-value-added products. In 2015, we applied for a total of 5,246 patents at home and abroad, and 3,769 patents were granted. During the year, we won one top award and one second-place award for National Science and Technology Advancement, two second-place awards for Technology Invention, one National Patent Gold Award and six Awards of Excellence.

(6)	Health, safety and the environment

In 2015, the Company improved its work safety and accountability scheme, upgraded its safety supervision and management system, and strengthened procedures to identify and eliminate potential hazards. We improved management capabilities in emergency response and safety control, standardised worker protection, and safeguarded employee occupational health. The Company integrated efforts in energy conservation, emissions control and carbon reduction by vigorously implementing its energy and environmental management system, the Energy Conservation Plan, the Clear Water and Blue Sky Campaign, and its carbon assets management system. According to the relevant standards implemented by the state environmental protection authorities, the Company is in the high-pollution level industries. Within the reporting period, the Company strictly treated the gas, water and solid wastes from our operations and monitored and controlled the noise level. As a result, the concentration of pollutants and the total amount of emissions both met the standards required by the government.

Compared with 2014, energy intensity was down by 1.6%, industrial water consumption was down by 1.0%, chemical oxygen demand in waste water discharged was down by 4.1%, sulphur dioxide emissions were down by 4.8%, and all hazardous chemicals and discharged water, gas, and solid wastes were properly treated. For more detailed information, please refer to our Communication on Progress for Sustainable Development.

(7)	Capital expenditures

In 2015, the Company focused on investment quality and profitability and optimised its asset portfolio and investment projects. Total capital expenditures were RMB 112.249 billion, down by 27.4% from the previous year. Capital expenditures for the exploration and production segment were RMB 54.710 billion, mainly for development in the Fuling shale gas field (First Phase), the liquified natural gas terminal projects in Guangxi and Tianjin, and construction of long-distance gas pipelines such as the Jinan-Qingdao gas pipeline (Second Phase), as well as for overseas projects. Capital expenditures for the refining segment were RMB 15.132 billion, mainly for gasoline and diesel quality upgrading projects and refinery revamping. Capital expenditures for the marketing and distribution segment were RMB 22.115 billion, mainly for revamping service stations and building oil product pipelines, oil depots and storage facilities, as well as for hazard retification and vapour recovery facilities. Capital expenditures for the chemicals segment were RMB 17.471 billion, mainly for equity acquisition in Sibur Holding, the East Ningxia and Zhongtian synergetic coal chemical projects, and the Zhenhai ethylene revamping project. Capital expenditures for the corporate and others were RMB 2.821 billion, mainly for R&D facilities and IT application projects.

(8)	Oil & gas reserve appraisal principles

We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or the RMC, at our headquarters level oversees the overall reserves estimation process and reviews the reserves estimation of our company. Each of our Branches has a reserves management committee that manages the reserves estimation process and reviews the reserves estimation report at the branches level.

Our RMC is chaired by Mr. Wang Zhigang, one of our senior vice presidents, and is co-led by other senior vice presidents, experts and director general of Sinopec’s exploration and production segment. Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has over 30 years of experience in the oil and gas industry. Our RMC also consists with other members who are senior management members in charge of exploration and development activities at production bureau level. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

Our reserves estimation is guided by procedural manuals and technical guidance. Initial collection and compilation of reserves information are conducted by different working divisions, including exploration, development, financial and legal divisions, at production bureau level. Exploration and development divisions collectively prepare the initial report on reserves estimation. Together with technical experts, reserves management committees at subsidiary level then review to ensure the qualitative and quantitative compliance with technical guidance and accuracy and reasonableness of the reserves estimation. The RMC is primarily responsible for the management and coordination of the reserves estimation process, review and approval of annual changes and results in reserves estimation and disclosure of our proved reserves. We also engage outside consultants who assist us to be in compliance with the U.S. Securities and Exchange Commission rules and regulations. Our reserves estimation process is further facilitated by a specialised reserves database which is improved and updated periodically.

5.3	Business Prospects

(1)	Market analysis

Looking ahead to 2016, the world economy is expected to be weak in recovery while China’s economy will maintain its steady growth. International oil prices are expected to fluctuate at a low level. A gradual opening up of import license for crude oil may introduce more competitions in domestic oil products market. Quality upgrading for oil products will advance steadily and the demand pattern will be further adjusted. Growth in domestic demand for major petrochemical products will be steady.

(2)	Operations

In 2016, the Company will focus on improving development quality and profitability. We will work hard to create market opportunities while controlling costs and risk. In the meantime, we will deepen reforms, strengthen innovation and implement rigorous management programs. We will make special efforts in the following areas:

Exploration and production: In exploration and production, we will continue to focus on investment returns and maintain domestic exploration activities at a reasonable level in a bid to lower development costs. In exploration, we will reinforce risk management, optimise evaluation of projects, and focus on key projects with strong reserve potentials, thus improving the success rate of exploration. In oil development, we will press ahead with implementation of dynamic decision-making and operating mechanisms and cut low-efficiency production and high-cost enhanced oil recovery activities to optimise our production structure. In gas development, the second phase of the capacity building project for the Fuling shale gas field will be in full swing. We will advance the shale gas resource assessment in the Sichuan Basin and nearby blocks, striving for new commercial discoveries. In 2016, we plan to produce 332 million barrels of crude oil, of which 58 million barrels will be overseas production. We plan to produce 865 billion cubic feet of natural gas.

Refining: In refining, we will continue to embrace a strategy that is market-oriented and driven by profitability, increase output of products with high added value and optimal market potential, and speed the quality upgrading of oil products to ensure the supply of clean fuels. We will optimise resource allocation of crude oil, lower crude costs and adjust our production plan to ensure safe and reliable operations. We will actively enhance the marketing of lubricants, LPG and asphalt for better profits. In 2016, we plan to process 238 million tonnes of crude oil and produce 149 million tonnes of oil products.

Marketing and distribution: In marketing and distribution, we will intensify the analysis of our marketing strategy and actively respond to competition. We will take measures to optimise our sales structure, expand retail and per-station pumped volume, improve our logistics system to reduce costs and drive our non-fuel businesses by improving mechanisms to facilitate the synergy between our fuel and non-fuel businesses. China’s Internet+ economy presents new opportunities for us to establish an Online-to-Offline service platform, create new business models, and advance our transformation to an integrated service provider. In 2016, we plan to sell 171 million tonnes of oil products in the domestic market.

Chemicals: In chemicals, we will stick to our policy of structural adjustments, further optimise our feedstocks to lower costs and operate our facilities at reasonable utilisation rates based on market conditions and profitability. We will tighten the links among production, sales, research and client, continue to cut costs of commodity products and raise the added value of differentiated products, and increase the output of products with the greatest market acceptance and profitability. Meanwhile, we will enhance our marketing strategy, improve customer service and offer our customers products and services that cover the whole value chain. In 2016, we plan to produce 11.20 million tonnes of ethylene.

R&D: In research and development, we will continue to implement our strategy of development driven by innovation, improve and create new R&D mechanisms, and move scientific and technological achievements into production more quickly. The exploration and production segment will focus on technological breakthroughs that help us increase oil reserves and enhance conventional and unconventional exploration and development and oilfield services. In refining, we will undertake activities in such areas as heavy crude processing, the quality upgrading of oil products and adjustments to the product slate. In chemicals, we will focus on adjustments to the product mix along with R&D initiatives in basic chemicals, coal chemicals, fine chemicals, bio chemicals and synthetic materials. We also expect to make progress in energy-conserving, environmental and low-carbon technologies as well as prospective and fundamental research to improve innovation capabilities and to support and drive the sustainable growth of the Company.

Capital expenditures: In capital expenditures, we will make greater efforts to optimise our investments in line with market changes. Capital expenditures for the year are budgeted at RMB 100.4 billion, down by 10.6% from 2015, of which the exploration segment will account for RMB 47.9 billion, mainly for domestic oil and gas exploration projects, for development projects in the Fuling shale gas field (Second Phase), the Pingbei and Huangyan gas field and the Daniudi gas field, and for the first-phase pressure boosting project to transport gas from Sichuan to Eastern China. The refining segment will account for RMB 19.5 billion, mainly for revamping the Zhenhai and Maoming refineries as well as quality upgrading for gasoline and diesel. The marketing and distribution segment will account for RMB 17.9 billion, mainly for revamping service stations, improving the pipeline network and building non-fuel business facilities that promote integrated services. The chemicals segment will account for RMB 10.8 billion, mainly for the Zhongtian coal chemical project, the Jinling propylene oxide and LPG project, and the Maoming ethylene oxide project. The corporate and others will account for RMB 4.3 billion, mainly for R&D and IT projects.

In 2016, the Company will leverage the opportunities arising from favorable national policies and economic growth in China to drive quality upgrading and efficiency growth. By stimulating the endogenous impetus through reform and innovation, we continuously aim for sharpened competitive edge and will speed up the transformation and structural adjustment of the Company.

6.	Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s audited financial statements in this announcement and the Annual Report and the accompanying notes. Parts of the following concerned financial data were abstracted from the company’s audited financial statements that have been prepared according to the IFRS, unless otherwise stated. The prices in the following discussion do not include value-added tax.

6.1	Consolidated Results of Operations

In 2015, the Company’s turnover and other operating revenues were RMB 2,018.9 billion, decreased by 28.6% compared with that of 2014. The operating profit was RMB 57.0 billion, representing a year on year decrease of 22.4%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Year ended 31 December
	2015	2014	Change (%)
	RMB million	RMB million

Turnover and other operating revenues	2,018,883	2,825,914	(28.6)
Turnover	1,976,412	2,781,641	(28.9)
Other operating revenues	42,471	44,273	(4.1)
Operating expenses	(1,961,855)	(2,752,427)	(28.7)
Purchased crude oil, product and operating supplies and expenses	(1,492,926)	(2,334,399)	(36.0)
Selling, general and administrative expenses	(69,330)	(68,374)	1.4
Depreciation, depletion and amortisation	(96,368)	(90,097)	7.0
Exploration expenses,including dry holes	(10,459)	(10,969)	(4.6)
Personnel expenses	(56,331)	(57,233)	(1.6)
Taxes other than income tax	(236,343)	(191,202)	23.6
Other operating expense, net	(98)	(153)	(35.9)

Operating profit	57,028	73,487	(22.4)
Net finance costs	(9,276)	(14,229)	(34.8)
Investment income and share of profits less losses from associates and joint ventures	8,525	6,246	36.5
Profit before taxation	56,277	65,504	(14.1)
Tax expense	(12,613)	(17,571)	(28.2)

Profit for the year	43,664	47,933	(8.9)

Attributable to:
Owners of the Company	32,438	46,466	(30.2)
Non-controlling interests	11,226	1,467	665.2

(1)	Turnover and other operating revenues
In 2015, the Company’s turnover was RMB 1,976.4 billion, representing a decrease of 28.9% over 2014. This was mainly attributable to the decline of crude oil and petrochemical products prices.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2015 and 2014:

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne, RMB/thousand cubic meters
	Year ended 31 December			Year ended 31 December
	2015	2014	Change (%)	2015	2014	Change (%)

Crude oil	9,674	8,864	9.1	2,019	4,008	(49.6)
Domestic	9,674	8,780	10.2	2,019	4,001	(49.5)
Oversea	0	84	－	0	4,691	－
Natural gas (million cubic meters)	18,440	16,661	10.7	1,519	1,589	(4.4)
Gasoline	69,749	64,083	8.8	6,749	8,339	(19.1)
Diesel	95,472	102,724	(7.1)	4,937	6,647	(25.7)
Kerosene	23,028	21,845	5.4	3,387	5,710	(40.7)
Basic chemical feedstock	29,608	27,277	8.5	4,175	6,151	(32.1)
Monomer and polymer for synthetic fibre	6,071	6,479	(6.3)	5,796	7,223	(19.8)
Synthetic resin	11,989	11,584	3.5	7,771	9,684	(19.8)
Synthetic fibre	1,380	1,430	(3.5)	7,740	9,436	(18.0)
Synthetic rubber	1,104	1,205	(8.4)	8,778	10,554	(16.8)
Chemical fertiliser	243	598	(59.4)	1,823	1,686	8.1

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to other customers. In 2015, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 57.7 billion, a decrease of 17.0% over 2014. The change was mainly due to the decrease of crude oil prices in 2015.

In 2015, petroleum products (mainly consisting of oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,206.7 billion, accounting for 59.8% of the Company’s turnover and other operating revenues, representing a decrease of 26.1% over 2014 mainly due to the decline of various refinery products prices. The sales revenue of gasoline, diesel and kerosene was RMB 1,020.2 billion, representing a decrease of 24.0% over 2014, and accounting for 84.5% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 186.5 billion, representing a decrease of 36.1% compared with 2014, accounting for 15.5% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 275.2 billion, representing a decrease of 22.9% over 2014, accounting for 13.6% of the Company’s total turnover and other operating revenues. This was mainly due to the decline of chemical products prices.

(2)	Operating expenses
In 2015, the Company’s operating expenses were RMB 1,961.9 billion, decreased by 28.7% compared with 2014. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 1,492.9 billion, representing a decrease of 36.0% over the same period of 2014, accounting for 76.1% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 469.4 billion, representing a decrease of 44.0% over the same period of 2014. Throughput of crude oil purchased externally in 2015 was 176.29 million tonnes (excluding the volume processed for third parties), representing a decrease of 0.6% over the same period of 2014. The average cost of crude oil purchased externally was RMB 2,663 per tonne, representing a drop of 43.6% over 2014.

The Company’s other purchasing expenses were RMB 1,023.5 billion, representing a decrease of 31.6% over the same period of 2014. This was mainly due to the decline in the prices of externally purchased raw materials.

Selling, general and administrative expenses were RMB 69.3 billion, representing an increase of 1.4% over 2014.

Depreciation, depletion and amortisation were RMB 96.4 billion, representing an increase of 7.0% as compared with 2014. This was mainly due to the continued investment in fixed assets.

Exploration expenses, including dry holes were RMB 10.5 billion, representing a decrease of 4.6% compared with 2014, mainly attributable to the optimisation of exploration investment and effective reduction of exploration expenses.

Personnel expenses were RMB 56.3 billion, representing a decrease of 1.6% over 2014.

Taxes other than income tax were RMB 236.3 billion, representing an increase of 23.6% compared with 2014. Of which, although the special oil income levy and resources tax decreased by RMB 24.6 billion over the same period of 2014 due to crude oil price drop, the consumption tax increased by RMB 62.0 billion as a result of increased consumption tax rate, and city construction tax and educational surcharge increased by RMB 7.9 billion accordingly over the same period of 2014.

Other operating expense, net were RMB 0.1 billion.

(3)	Operating profit was RMB 57.0 billion, representing a decrease of 22.4% compared with 2014.

(4)
Net finance costs were RMB 9.3 billion, representing a decrease of 34.8% over 2014. Of which: the net interest expense of the Company was RMB 5.2 billion, representing a decrease of RMB 4.3 billion over 2014; net losses from foreign exchange increased by RMB 3.7 billion as compared with 2014 due to the RMB exchange rate fluctuation in 2015; loss from fair value change in convertible bonds decreased RMB 4.4 billion compared with the same period of 2014.

(5)	Profit before taxation was RMB 56.3 billion, representing a decrease of 14.1% as compared with 2014.

(6)	Tax expense was RMB 12.6 billion, representing a decrease of RMB 5.0 billion as compared with 2014.

(7)	Profit attributable to non-controlling interests was RMB 11.2 billion, representing an increase of RMB 9.8 billion comparing with 2014.

(8)	Profit attributable to owners of the Company was RMB 32.4 billion, representing a decrease of 30.2% compared with 2014.

6.2	Assets, Liabilities, Equity and Cash Flows

The major funding source of the Company is its operating activities and short-term and long-term loans. The major use of funds includes operating expense, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity	Unit: RMB million

	As of 31	As of 31
	December	December
	2015	2014	Change

Total assets	1,443,129	1,451,368	(8,239)
Current assets	332,405	360,144	(27,739)
Non-current assets	1,110,724	1,091,224	19,500
Total liabilities	658,910	805,791	(146,881)
Current liabilities	462,642	604,257	(141,615)
Non-current liabilities	196,268	201,534	(5,266)
Total equity attributable to owners of the Company	674,029	593,041	80,988
Share capital	121,071	118,280	2,791
Reserves	552,958	474,761	78,197
Non-controlling interests	110,190	52,536	57,654
Total equity	784,219	645,577	138,642

As of 31 December 2015, the Company’s total assets were RMB 1,443.1 billion, representing a decrease of RMB 8.2 billion compared with that of the end of 2014, of which:

Current assets were RMB 332.4 billion, representing a decrease of RMB 27.7 billion compared with that of the end of 2014. This was mainly due to the fact that inventories decreased by RMB 42.7 billion, accounts receivable decreased by RMB 34.7 billion, and cash and cash equivalent increased by RMB 58.5 billion.

Non-current assets were RMB 1,110.7 billion, representing an increase of RMB 19.5 billion as compared with that of the end of 2014. This was mainly due to the fact that property, plant and equipment (net) increased by RMB 29.1 billion, construction in progress decreased by RMB 25.4 billion, the investment of equity acquisition of Sibur Holding increased by RMB 9.5 billion; the long-term equity investments of associates and joint ventures increased by RMB 2.4 billion; newly added land use right, long-term prepayments and other assets increased by RMB 3.5 billion.

The Company’s total liabilities were RMB 658.9 billion, representing a decrease of RMB 146.9 billion compared with that of the end of 2014, of which:

Current liabilities were RMB 462.6 billion, representing a decrease of RMB 141.6 billion as compared with that of the end of 2014. This was mainly due to short-term loans of Sinopec group decreased by RMB 59.0 billion, account payables decreased by RMB 67.9 billion.

Non-current liabilities were RMB 196.3 billion, representing a decrease of RMB 5.3 billion compared with that of the end of 2014. This was mainly due to long-term debts decreased by RMB 12.3 billion, estimated liabilities increased by RMB 3.5 billion due to the provision for future dismantling of oil and gas assets, long-term payable and other debts increased by RMB 2.0 billion.

Total equity attributable to owners of the Company was RMB 674.0 billion, representing an increase of RMB 81.0 billion compared with that of the end of 2014, which was mainly due to the completion of capital injection to Sinopec Marketing Co., conversion of Sinopec CB and increased retained earnings from the net profit for this period.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2015 and 2014.

Unit: RMB million

Major items of cash flows	Year ended 31 December
	2015	2014

Net cash generated from operating activities	165,818	148,347
Net cash used in investing activities	(116,952)	(132,633)
Net cash generated from/(used in) financing activities	9,310	(21,421)

In 2015, the net cash generated from operating activities of the company was RMB 165.8 billion, representing an increase of RMB 17.5 billion as compared with 2014. This was mainly due to the decrease of operating capital and increase of depreciation and depletion over the same period of 2014.

In 2015, the net cash used in investing activities was RMB 117.0 billion, representing a decrease of RMB 15.7 billion over 2014. This was mainly due to the decrease of fixed assets expenditure in the reporting period.

In 2015, the net cash inflow generated from the Company’s financing activities was RMB 9.3 billion, representing an increase of RMB 30.7 billion over 2014. This was mainly due to the completion of capital injection to Marketing Co. and the repayment of high interest bearing debts.

At the end of 2015, the cash and cash equivalents were RMB 67.8 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section of the Annual Report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report the Annual Report.

(5)	Research & development expenses and environmental expenditures
Research & development expenses refer to the expenses recognised as expenditures when they occur. In 2015, the expenditure for research & development was RMB 5.65 billion.

Environmental expenditures refer to the normal routine pollutant discharge fees paid by the Company, excluding capitalised cost of pollutant treatment properties. In 2015, the Company paid environmental expenditures fees of RMB 5.81 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values	Unit: RMB million

Items	Beginning of the year	End of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	Funding source

Available-for-sale financial assets	183	261	－	87	－	Self-owned fund
Stock	183	261	－	87	－
Derivative financial instruments	1,189	403	478	－	－	Self-owned fund
Embedded derivative instruments of the convertible bonds	(3,288)	－	(259)	3,547	－	Self-owned fund
Cash flow hedging instruments	(7,557)	4,722	509	2,881	－	Self-owned fund
Total	(9,473)	5,386	728	6,515	－

6.3	Analysis of financial statements prepared under ASBE

(1)	Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2015	2014
	RMB million	RMB million

Operating income
Exploration and Production Segment	138,653	227,597
Refining Segment	926,616	1,273,095
Marketing and Distribution Segment	1,106,666	1,476,606
Chemicals Segment	326,308	427,485
Corporate and Others	783,874	1,310,236
Elimination of inter-segment sales	(1,263,234)	(1,889,105)

Consolidated operating income	2,018,883	2,825,914

Operating profit/(loss)
Exploration and Production Segment	(18,511)	46,309
Refining Segment	19,423	(1,982)
Marketing and Distribution Segment	27,299	29,753
Chemicals Segment	19,691	(2,164)
Corporate and Others	(678)	(2,982)
Elimination of inter-segment sales	4,566	2,179
Financial expenses, investment income and loss from changes in fair value	291	(5,632)

Consolidated operating profit	52,081	65,481

Net profit attributable to equity shareholders of the Company	32,207	47,430

Operating profit: In 2015, the operating profit of the Company was RMB 52.1 billion, representing a decrease of RMB 13.4 billion as compared with 2014. This was mainly due to sharp drop of crude oil price, resulting in the decrease of realised profit of the company’s upstream segment.

Net profit: In 2015, the net profit attributable to the equity shareholders of the Company was RMB 32.2 billion, representing a decrease of RMB 15.2 billion or 32.1% comparing with 2014.

(2)	Financial data prepared under ASBE

	As of 31	As of 31
	December 2015	December 2014	Change
	RMB million	RMB million

Total assets	1,443,129	1,451,368	(8,239)
Long-term liabilities	194,864	200,016	(5,152)
Shareholders’ equity	785,623	647,095	138,528

At the end of 2015, the Company’s total assets were RMB 1,443.1 billion, representing a decrease of RMB 8.2 billion compared with that of the end of 2014. This was mainly due to the following factors: a) inventories decreased by RMB 42.7 billion because of the decrease in crude oil and other raw material prices; b) accounts receivable decreased by RMB 34.7 billion; c) currency reserves increased by RMB 58.5 billion; d) implemented investment plan, in which, fixed assets increased by RMB 29.1 billion and projects on progress decreased by RMB 25.4 billion.

At the end of 2015, the Company’s long-term liabilities were RMB 194.9 billion, representing a decrease of RMB 5.2 billion compared with that of the end of 2014. This was mainly due to the following factors: a) long-term loans decreased by RMB 10.9 billion; b) provisions increased by RMB 3.5 billion due to the provision for future dismantling costs of oil and gas properties; c) long-term payable and other debts increased by RMB 2.1 billion.

At the end of 2015, the shareholders’ equity of the Company was RMB 785.6 billion, representing an increase of RMB 138.5 billion compared with that of the end of 2014. This was mainly due to the completion of capital injection to Marketing Co., conversion of Sinopec CB and increased retained earnings from net profit for this period.

(3)	The results of the principal operations by segments

Segments	Operation income RMB million	Operation cost RMB million	Gross profit margin* (%)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase/ (decrease) of operation cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	138,653	116,985	11.2	(39.1)	1.2	(23.9)
Refining	926,616	658,347	4.5	(27.2)	(40.2)	3.2
Marketing and Distribution	1,106,666	1,022,620	7.4	(25.1)	(26.5)	1.8
Chemicals	326,308	287,821	11.3	(23.7)	(29.7)	7.4
Corporate and Others	783,874	774,799	1.1	(40.2)	(40.5)	0.6
Elimination of inter-segment sales	(1,263,234)	(1,267,801)	N/A	N/A	N/A	N/A

Total	2,018,883	1,592,771	9.4	(28.6)	(34.4)	2.1

*:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

7.	Significant Events

7.1	The increased shareholdings of Sinopec Corp.’s a share by china petrochemical corporation

On 8 July 2015, Sinopec Corp. was informed by China Petrochemical Corporation that, China Petrochemical Corporation proposed to increase its shareholding in Sinopec Corp. through acquisitions of the Sinopec Corp.’s shares on the secondary market in its own name or through other concerting parties within 12 months commencing on 8 July 2015 (the “Increase Period”). The aggregate of such acquisition(s) will not exceed 2% (inclusive of the shares acquired on 8 July 2015) of the total issued share capital of Sinopec Corp.

As of the end of the reporting period, China Petrochemical Corporation had increased its shareholding in Sinopec Corp. by way of acquiring 72,000,000 A shares during the Increase Period, representing approximately 0.06% of the total issued share capital of Sinopec Corp. Before the shareholding increase, China Petrochemical Corporation directly and indirectly held 86,273,821,101 shares of Sinopec Corp., representing approximately 71.26% of the total issued share capital of Sinopec Corp. Following the increase of shareholding, China Petrochemical Corporation directly and indirectly held 86,345,821,101 shares of Sinopec Corp., representing approximately 71.32% of the total issued share capital of Sinopec Corp. China Petrochemical Corporation undertakes not to reduce its shareholding in Sinopec Corp. during the Increase Period and the statutory period.

7.2	Restructuring of marketing segment

On 19 February 2014, the 14th meeting of the fifth session of the Board considered and approved the proposal to begin the restructuring of Sinopec Corp.’s marketing and distribution segment. On 12 September 2014, Sinopec Marketing Co. entered into a Capital Injection Agreement with 25 domestic and foreign investors, pursuant to which investors would subscribe for equity interests in Sinopec Marketing Co. by way of cash. As of 6 March 2015, the above-mentioned 25 investors had made an aggregate capital injection of RMB 105.044 billion (including amounts in U.S. dollar equivalent) to Sinopec Marketing Co. and subscribed for 29.5849% shareholding interests in Sinopec Marketing Co. For further details, please refer to the announcements published on the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 20 February 2014, 26 March 2014, 2 April 2014, 1 July 2014, 15 September 2014, 6 January 2015 and 7 March 2015. Please also refer to the disclosures made on the website of the The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

7.3	Issuance and delisting of Sinopec CB

Sinopec Corp. issued A share convertible bonds of RMB 23 billion on 23 February 2011. On 26 January 2015, the terms of conditional redemption of Sinopec CB were triggered. On 17 February 2015, the company paid the redemption payments and the current-period interests accrued with a total amount of RMB 53,348,948.28, and Sinopec CB was delisted from the Shanghai Stock Exchange at the same date. For further details, please refer to the announcements in relation to the results of the redemption and delisting of Sinopec CB by Sinopec Corp. published on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange.

8.	Connected Transactions

8.1	Actual Connected Transactions entered into by the Company during the Year

Pursuant to the agreements on continuing connected transactions, the aggregate amount of the connected transactions of the Company during the year was RMB 190.867 billion. Among the expenses, purchases amounted to RMB 112.449 billion, representing 5.73% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage, exploration and development services, and production-related services) amounted to RMB 93.421 billion, auxiliary and community services amounted to RMB 6.754 billion. The housing rent paid by the Company amounted to RMB 462 million. The rent for use of land was RMB 10.618 billion. Interest expenses amounted to RMB 1.194 billion. The sales income amounted to RMB 78.418 billion, representing 3.88% of the total amount of this type of transaction for the reporting period, including RMB 78.184 billion for sales of products and services, RMB 27 million for agency commission income, and RMB 207 million for interest income.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the caps for the continuing connected transactions approved by the general meeting of shareholders and the Board.

Principle of pricing for connected transactions:

(a)	The government-prescribed price will apply;

(b)	when there is no government-prescribed price but there is a government-guidance price, the government-guidance price will apply;

(c)	when there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
when none of the above is applicable, the price for the provision of the products or services is to be agreed upon by the relevant parties, and shall be the reasonable cost incurred in providing the products or services plus 6% or less of such cost.

For details of the pricing principle, please refer to relevant announcements published on 27 August 2015 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

Decision-making procedures:

The major continuing connected transaction agreements were entered into in the ordinary course of the Company’s business and in accordance with normal commercial terms that are fair and reasonable to the Company and its shareholders. The Company, according to internal control procedures, adjusts the scope and amount of continuing connected transactions and the caps for the amount exempted from disclosure every three years, and will be announced and implemented upon the approval of the Board and/or independent shareholders. For the other connected transactions, Sinopec Corp., in strict compliance with domestic and overseas regulatory rules, published the announcement and implemented the transactions only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration and approval according to internal control procedures.

Related party transactions with the Sinopec Group that occurred during the year, as set out in Note 34 to the financial statements prepared under the IFRS in the Annual report, also fall under the definition of connected transactions under Chapter 14A of the Hong Kong Listing Rules.

The above-mentioned connected transactions between the Company and Sinopec Group in 2015 were approved at the 5th meeting of the sixth session of the Board and complied with the disclosure requirements under Chapter 14A of the Hong Kong Listing Rules.

The external auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, Assurance Engagement Other Than Audits or Reviews of Historical Financial Information, and with reference to Practice Note 740, Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules, issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. Sinopec Corp. will submit a copy of the auditor’s letter to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed the following:

(a)	The transactions have been conducted in the ordinary course of the Company’s business

(b)	The transactions have been entered into based on either of the following terms:

i	normal commercial terms
ii	terms not less favorable than those available from or to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms.

(c)	The transactions were conducted pursuant to the terms of the relevant agreements, and the terms were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

8.2	Other significant connected transactions occured this year

On 26 August 2015, Sinopec Corp. entered into the Equity Transfer Agreement relating to the Transfer of 100% Equity Interest of Sinopec Beijing Jingtian Engineering and Construction Co., Ltd. (Jingtian Co.) with Sinopec Baichuan Economic and Trading Company (Baichuan Co., a wholly-owned subsidiary of China Petrochemical Corporation), pursuant to which, Sinopec Corp. proposed to transfer 100% equity interest of Jingtian Co. held by it to Baichuan Co. The final consideration of above-mentioned equity interest was around RMB 1.869 billion which was arrived at after taking into account the value evaluated for net assets at valuation base date and differences between the net assets as shown on the audited financial statements as at the completion date and the financial statements as at the base date of Jingtian Co. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 27 August 2015 and the announcement published on the website of the Hong Kong Stock Exchange on 26 August 2015.

On 29 October 2015, Sinopec Corp. entered into the Joint Venture Agreement with Sinopec Assets Management Corporation (SAMC, a wholly-owned subsidiary of China Petrochemical Corporation) in relation to the formation of the Sinopec Shanghai Gaoqiao Petrochemical Company Limited (Gaoqiao Petrochemical Co.). Sinopec Corp. will subscribe 55% of the registered capital of Gaoqiao Petrochemical Co. and SAMC will subscribe 45% of the registered capital of Gaoqiao Petrochemical Co. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 30 October 2015 and the announcement published on the website of the Hong Kong Stock Exchange on 29 October 2015.

On 28 December 2015, the Proposal on Providing Completion Guarantee for the Project Financing of Zhongtian Synergetic Energy Co., Ltd (Zhongtian Synergetic) is considered and approved at the fourth meeting of the sixth session of Board, where all the Directors of Sinopec Corp. unanimously agreed to the provision by Sinopec Corp. of a completion guarantee to Zhongtian Synergetic Ordos coal deep processing demonstration project subject to the provision of completion guarantees by the other shareholders of Zhongtian Synergetic on a pro-rata basis Guarantee. The Guarantee has been considered and approved at the first extraordinary general meeting for the year 2016. Zhongtian Synergetic is a connected party of the Company under the Shanghai Listing Rules because its vice chairman, Mr. Chang Zhenyong is the vice president of Sinopec Corp. However, Zhongtian Synergetic is not a connected person under the Hong Kong Listing Rules. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 29 December 2015 and 26 February 2016 and the announcement published on the website of the Hong Kong Stock Exchange on 28 December 2015.

9.	Report of the Board of Directors

9.1	Proposals for dividend distribution

At the fifth meeting of the sixth session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB 0.06 (tax inclusive) per share, combining with an interim distributed dividend of RMB 0.09 (tax inclusive) per share, the total dividend for the whole year is RMB 0.15 (tax included) per share.

The final cash dividend will be distributed on or before 30 June 2016 (Thursday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 23 June 2016 (Thursday). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited located at 1712-1716 17th Floor Hopewell Centre, 183 Queen’s Road East, Wan Chai Hong Kong before 4:30 p.m. on 16 June 2016 (Thursday) for registration. The H shares register of members of Sinopec Corp. will be closed from 17 June 2016 (Friday) to 23 June 2015 (Thursday) (both dates are inclusive).

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China which came into effect on 1 January 2008 and its implementation regulations, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

9.2	Core competitiveness analysis

The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favorable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in scientific research covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, chemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

9.3	Major suppliers and customers

During this reporting period, the total purchases from the top five crude oil suppliers of the Company accounted for 47.2% of the total purchases of crude oil by the Company, of which the purchases from the largest supplier accounted for 19.0% of the total purchases of crude oil by the Company.

The total sales to the five largest customers of the Company accounted for 5.0% of the total sales of the Company, of which sales to the largest customer accounted for 3.0% of the total sales. Sinopec Group, the controlling shareholder of Sinopec Corp., is one of the five largest customers.

During the reporting period, other than disclosed above, all the top five crude oil suppliers and the other largest customers of the Company were independent third parties. There were no supplier, customer, employee and others that have a significant impact on the Company and on which the Company’s success depends.

During this reporting period, other than the connected transactions with Sinopec Group, as disclosed in Connected Transactions of this announcement, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding 5% or more of the share capital of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

10	Financial statements

10.1	Auditors’ opinion

Financial statements	□ Unaudited	√ Audited
Auditors’ opinion	√ Standard unqualified opinion	□Not standard opinion

10.2	Financial Statements

10.2.1	Financial statements prepared in accordance with the Accounting Standards for Business Enterprises

Consolidated and Parent Balance Sheets
Unit:RMB million

Items	At 31 December 2015		At 31 December 2014
Assets	Consolidated	Parent	Consolidated	Parent

Current assets
Cash at bank and on hand	68,557	46,453	10,100	1,805
Bills receivable	10,949	540	13,963	176
Accounts receivable	56,126	29,512	90,831	25,031
Other receivables	21,452	64,620	29,251	201,234
Prepayments	2,919	1,296	3,780	1,962
Inventories	145,498	46,029	188,223	74,654
Other current assets	26,904	36,559	23,996	19,186

Total current assets	332,405	225,009	360,144	324,048

Non-current assets
Available-for-sale financial assets	10,326	297	868	91
Long-term equity investments	82,970	219,230	80,593	189,631
Fixed assets	732,577	439,477	703,485	452,361
Construction in progress	152,276	72,763	177,667	100,543
Intangible assets	81,081	8,397	78,681	8,834
Goodwill	6,271	—	6,281	—
Long-term deferred expenses	13,919	2,154	14,158	2,547
Deferred tax assets	7,469	—	6,979	—
Other non-current assets	23,835	11,959	22,512	2,767

Total non-current assets	1,110,724	754,277	1,091,224	756,774

Total assets	1,443,129	979,286	1,451,368	1,080,822

Items	At 31 December 2015		At 31 December 2014
Liabilities and shareholders’ equity	Consolidated	Parent	Consolidated	Parent

Current liabilities
Short-term loans	74,729	32,517	166,688	57,749
Bills payable	3,566	1,852	4,577	2,933
Accounts payable	130,446	85,182	198,366	102,399
Advances from customers	92,649	3,151	89,918	3,926
Employee benefits payable	1,185	290	839	310
Taxes payable	32,473	20,832	28,677	19,883
Other payables	86,317	86,427	103,302	198,144
Short-term debentures payable	30,000	30,000	—	—
Non-current liabilities due within one year	11,277	5,352	11,890	11,084

Total current liabilities	462,642	265,603	604,257	396,428

Non-current liabilities
Long-term loans	56,493	54,526	67,426	55,202
Debentures payable	83,253	65,500	83,506	62,221
Provisions	33,186	28,968	29,715	25,830
Deferred tax liabilities	8,259	177	7,820	600
Other non-current liabilities	13,673	2,238	11,549	1,892

Total non-current liabilities	194,864	151,409	200,016	145,745

Total liabilities	657,506	417,012	804,273	542,173

Items	At 31 December 2015		At 31 December 2014
	Consolidated	Parent	Consolidated	Parent

Shareholders’ equity
Share capital	121,071	121,071	118,280	118,280
Capital reserve	119,408	68,716	48,703	54,690
Other comprehensive income	(7,984)	(145)	(7,261)	(206)
Specific reserve	612	313	491	232
Surplus reserves	196,640	196,640	193,552	193,552
Retained earnings	245,623	175,679	240,718	172,101

Total equity attributable to shareholders of the Company	675,370	562,274	594,483	538,649

Minority interests	110,253	—	52,612	—

Total shareholders’ equity	785,623	562,274	647,095	538,649

Total liabilities and shareholders’ equity	1,443,129	979,286	1,451,368	1,080,822

Consolidated and Parent Income Statement

Unit:RMB million

	Year ended 31 December
	2015		2014
Items	Consolidated	Parent	Consolidated	Parent

Operating income	2,018,883	845,285	2,825,914	1,222,323
Less:Operating costs	1,592,771	609,596	2,429,017	972,685
Sales taxes and surcharges	236,343	172,568	191,202	142,840
Selling and distribution expenses	46,872	2,628	46,274	10,848
General and administrative expenses	71,881	41,327	70,500	46,314
Financial expenses	9,017	6,152	9,618	9,144
Exploration expenses, including dry holes	10,459	10,430	10,969	10,926
Impairment losses	8,767	5,052	6,839	2,737
Add:Gain/(Loss) from changes in fair value	735	(292)	(4,151)	(4,605)
Investment income	8,573	30,582	8,137	13,417

Operating profit	52,081	27,822	65,481	35,641
Add:Non-operating income	6,945	4,361	4,710	5,092
Less:Non-operating expenses	3,067	1,482	3,710	1,766

Profit before taxation	55,959	30,701	66,481	38,967
Less: Income tax expense	12,613	(179)	17,571	6,822

Net profit	43,346	30,880	48,910	32,145

	Year ended 31 December
	2015		2014
Items	Consolidated	Parent	Consolidated	Parent

Attributable to:
Equity shareholders of the Company	32,207	30,880	47,430	32,145
Minority interests	11,139	—	1,480	—

Basic earnings per share	0.266	N/A	0.406	N/A
Diluted earnings per share	0.266	N/A	0.406	N/A

Net profit	43,346	30,880	48,910	32,145

Other comprehensive income
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	3,163	47	(4,485)	(657)
Changes in value of available-for-sale financial assets	62	—	(1,225)	(1,309)
Share of other comprehensive (loss)/income of associates and jointly controlled entities	(5,356)	14	(3,042)	(363)
Foreign currency translation differences	2,268	—	(514)	—

Total other comprehensive income/(loss)	137	61	(9,266)	(2,329)

Total comprehensive income	43,483	30,941	39,644	29,816

Attributable to:
Equity shareholders of the Company	31,484	30,941	39,762	29,816
Minority interests	11,999	—	(118)	—

Consolidated and Parent Cash Flow Statement

Unit:RMB million

	Year ended 31 December
	2015		2014
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,305,183	975,387	3,129,123	1,396,976
Refund of taxes and levies	3,500	2,954	1,600	1,151
Other cash received relating to operating activities	85,635	69,615	44,214	96,326

Sub-total of cash inflows	2,394,318	1,047,956	3,174,937	1,494,453

Cash paid for goods and services	(1,730,839)	(643,612)	(2,589,649)	(1,020,434)
Cash paid to and for employees	(55,137)	(35,061)	(56,396)	(39,024)
Payments of taxes and levies	(327,355)	(213,949)	(292,259)	(204,807)
Other cash paid relating to operating activities	(115,169)	(165,867)	(88,286)	(70,981)

Sub-total of cash outflows	(2,228,500)	(1,058,489)	(3,026,590)	(1,335,246)

Net cash flow from operating activities	165,818	(10,533)	148,347	159,207

	Year ended 31 December
	2015		2014
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from investing activities:
Cash received from disposal of investments	3,353	146,685	3,874	15,991
Cash received from returns on investments	3,111	22,822	2,312	5,899
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	454	4,390	1,020	2,254
Other cash received relating to investing activities	6,126	967	2,066	214

Sub-total of cash inflows	13,044	174,864	9,272	24,358

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(102,657)	(77,403)	(124,381)	(99,968)
Cash paid for acquisition of investments	(23,332)	(29,246)	(13,855)	(42,226)
Other cash paid relating to investing activities	(3,918)	—	(1,137)	—
Net cash paid for the acquisition of subsidiaries and other business entities	(89)	—	(2,532)	—

Sub-total of cash outflows	(129,996)	(106,649)	(141,905)	(142,194)

Net cash flow from investing activities	(116,952)	68,215	(132,633)	(117,836)

	Year ended 31 December
	2015		2014
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from financing activities:
Cash received from capital contributions	105,477	—	4,128	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	105,477	—	4,120	—
Cash received from borrowings	1,090,241	285,281	1,128,447	250,706

Sub-total of cash inflows	1,195,718	285,281	1,132,575	250,706

Cash repayments of borrowings	(1,152,837)	(267,932)	(1,114,481)	(260,485)
Cash paid for dividends, profits distribution or interest	(33,571)	(30,382)	(39,494)	(36,519)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(1,212)	—	(1,674)	—
Other cash paid relating to financing activities	—	—	(21)	—

Sub-total of cash outflows	(1,186,408)	(298,314)	(1,153,996)	(297,004)

Net cash flow from financing activities	9,310	(13,033)	(21,421)	(46,298)

Effects of changes in foreign exchange rate	293	—	16	—

Net increase/(decrease) in cash and cash equivalents	58,469	44,649	(5,691)	(4,927)

Consolidated Statement of Changes in Equity

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total shareholders’ equity RMB million

Balance at 1 January 2014	116,565	36,947	407	1,556	190,337	224,534	570,346	52,914	623,260

Change for the year
1.Net profit	—	—	—	—	—	47,430	47,430	1,480	48,910
2.Other comprehensive income	—	—	(7,668)	—	—	—	(7,668)	(1,598)	(9,266)

Total comprehensive income	—	—	(7,668)	—	—	47,430	39,762	(118)	39,644

Transactions with owners, recorded directly in shareholders’ equity:
3.Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,215	(3,215)	—	—	—
– Distributions to shareholders	—	—	—	—	—	(28,031)	(28,031)	—	(28,031)
4.Conversion of the 2011 Convertible Bonds	1,715	8,477	—	—	—	—	10,192	—	10,192
5.Transaction with minority interests	—	3,216	—	—	—	—	3,216	(2,877)	339
6.Contributions to subsidiaries from minority interests	—	—	—	—	—	—	—	4,155	4,155
7.Distributions to minority interests	—	—	—	—	—	—	—	(1,545)	(1,545)
Total transactions with owners, recorded directly in shareholders’ equity	1,715	11,693	—	—	3,215	(31,246)	(14,623)	(267)	(14,890)
8.Net decrease in specific reserve for the year	—	—	—	(1,065)	—	—	(1,065)	(28)	(1,093)
9.Other movement	—	63	—	—	—	—	63	111	174

Balance at 31 December 2014	118,280	48,703	(7,261)	491	193,552	240,718	594,483	52,612	647,095

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total shareholders’ equity RMB million

Balance at 1 January 2015	118,280	48,703	(7,261)	491	193,552	240,718	594,483	52,612	647,095
Change for the year
1. Net profit	—	—	—	—	—	32,207	32,207	11,139	43,346
2. Other comprehensive income	—	—	(1,169)	—	—	—	(1,169)	1,306	137

Total comprehensive income	—	—	(1,169)	—	—	32,207	31,038	12,445	43,483

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriation of profits:
– Appropriation for surplus reserves	—	—	—	—	3,088	(3,088)	—	—	—
– Distributions to shareholders	—	—	—	—	—	(24,214)	(24,214)	—	(24,214)
4. Conversion of the 2011 Convertible Bonds	2,791	14,026	—	—	—	—	16,817	—	16,817
5. Transaction with minority interests	—	326	—	—	—	—	326	(326)	—
6. Contributions to subsidiaries from minority interests	—	56,224	446	—	—	—	56,670	48,807	105,477
7. Distributions to minority interests	—	—	—	—	—	—	—	(3,389)	(3,389)
Total transactions with owners, recorded directly in shareholders’ equity	2,791	70,576	446	—	3,088	(27,302)	49,599	45,092	94,691
8. Net increase in specific reserve for the year	—	—	—	121	—	—	121	70	191
9. Other movement	—	129	—	—	—	—	129	34	163

Balance at 31 December 2015	121,071	119,408	(7,984)	612	196,640	245,623	675,370	110,253	785,623

Statement of Changes in Equity

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity RMB million

Balance at 1 January 2014	116,565	46,121	2,123	1,226	190,337	171,202	527,574
Change for the year
1. Net profit	—	—	—	—	—	32,145	32,145
2. Other comprehensive income	—	—	(2,329)	—	—	—	(2,329)

Total comprehensive income	—	—	(2,329)	—	—	32,145	29,816

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,215	(3,215)	—
– Distributions to shareholders	—	—	—	—	—	(28,031)	(28,031)
4. Conversion of the 2011 Convertible Bonds	1,715	8,477	—	—	—	—	10,192
Total transactions with owners, recorded directly in shareholders’ equity	1,715	8,477	—	—	3,215	(31,246)	(17,839)
5. Net decrease in specific reserve for the year	—	—	—	(994)	—	—	(994)
6. Other movement	—	92	—	—	—	—	92

Balance at 31 December 2014	118,280	54,690	(206)	232	193,552	172,101	538,649

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity RMB million

Balance at 1 January 2015	118,280	54,690	(206)	232	193,552	172,101	538,649

Change for the year
1. Net profit	—	—	—	—	—	30,880	30,880
2. Other comprehensive income	—	—	61	—	—	—	61

Total comprehensive income	—	—	61	—	—	30,880	30,941

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,088	(3,088)	—
– Distributions to shareholders	—	—	—	—	—	(24,214)	(24,214)
4. Conversion of the 2011 Convertible Bonds	2,791	14,026	—	—	—	—	16,817
Total transactions with owners, recorded directly in shareholders’ equity	2,791	14,026	—	—	3,088	(27,302)	(7,397)
5. Net increase in specific reserve for the year	—	—	—	81	—	—	81

Balance at 31 December 2015	121,071	68,716	(145)	313	196,640	175,679	562,274

10.2.2	Statements prepared under International Financial Reporting Standards

Consolidated Income Statement

Unit:RMB million

	Year ended 31 December
	2015	2014

Turnover and other operating revenues
Turnover	1,976,412	2,781,641
Other operating revenues	42,471	44,273

	2,018,883	2,825,914

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(1,492,926)	(2,334,399)
Selling, general and administrative expenses	(69,330)	(68,374)
Depreciation, depletion and amortisation	(96,368)	(90,097)
Exploration expenses, including dry holes	(10,459)	(10,969)
Personnel expenses	(56,331)	(57,233)
Taxes other than income tax	(236,343)	(191,202)
Other operating expense, net	(98)	(153)

Total operating expenses	(1,961,855)	(2,752,427)

Operating profit	57,028	73,487

	Year ended 31 December
	2015	2014

Finance costs
Interest expense	(8,133)	(11,218)
Interest income	2,978	1,779
Loss on embedded derivative component of the convertible bonds	(259)	(4,611)
Foreign currency exchange losses, net	(3,862)	(179)

Net finance costs	(9,276)	(14,229)

Investment income	444	2,616

Share of profits less losses from associates and joint ventures	8,081	3,630

Profit before taxation	56,277	65,504
Tax expense	(12,613)	(17,571)

Profit for the year	43,664	47,933

Attributable to:
Owners of the Company	32,438	46,466
Non-controlling interests	11,226	1,467

Profit for the year	43,664	47,933

Earnings per share:
Basic	0.268	0.398
Diluted	0.268	0.397

Consolidated Statement of Comprehensive Income

Unit:RMB million

	Year ended 31 December
	2015	2014

Profit for the year	43,664	47,933

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	3,163	(4,485)
Available-for-sale securities	62	(1,225)
Share of other comprehensive loss of associates and joint ventures	(5,356)	(3,042)
Foreign currency translation differences	2,268	(514)

Total items that may be reclassified subsequently to profit or loss	137	(9,266)

Total other comprehensive income/(loss)	137	(9,266)

Total comprehensive income for the year	43,801	38,667

Attributable to:
Owners of the Company	31,715	38,798
Non-controlling interests	12,086	(131)

Total comprehensive income for the year	43,801	38,667

Consolidated and Parent Balance Sheet

Unit:RMB million

	At 31 December 2015		At 31 December 2014
	Consolidated	Parent	Consolidated	Parent

Non-current assets
Property, plant and equipment, net	732,577	439,477	703,485	452,361
Construction in progress	152,276	72,763	177,667	100,543
Goodwill	6,271	—	6,281	—
Investment in subsidiaries	—	191,403	—	164,399
Interest in associates	39,652	5,931	32,119	5,453
Interest in joint ventures	43,318	13,196	48,474	13,346
Available-for-sale financial assets	10,326	297	868	91
Deferred tax assets	7,469	—	6,979	—
Lease prepayments	51,044	6,492	49,136	6,930
Long-term prepayments and other assets	67,791	16,018	66,215	7,218

Total non-current assets	1,110,724	745,577	1,091,224	750,341

Current assets
Cash and cash equivalents	67,824	46,453	9,355	1,804
Time deposits with financial institutions	733	—	745	1
Trade accounts receivable	56,126	29,512	90,831	25,031
Bills receivable	10,949	540	13,963	176
Inventories	145,498	46,029	188,223	74,654
Prepaid expenses and other current assets	51,275	104,726	57,027	222,382

Total current assets	332,405	227,260	360,144	324,048

	At 31 December 2015		At 31 December 2014
	Consolidated	Parent	Consolidated	Parent

Current liabilities
Short-term debts	71,517	49,131	75,183	62,079
Loans from Sinopec Group Company and fellow subsidiaries	43,929	18,690	102,965	6,750
Trade accounts payable	130,446	85,182	198,366	102,399
Bills payable	3,566	1,852	4,577	2,933
Accrued expenses and other payables	212,136	112,999	222,075	221,715
Income tax payable	1,048	—	1,091	552

Total current liabilities	462,642	267,854	604,257	396,428

Net current liabilities	130,237	40,594	244,113	72,380

Total assets less current liabilities	980,487	704,983	847,111	677,961

Non-current liabilities
Long-term debts	95,446	75,926	107,787	75,493
Loans from Sinopec Group Company and fellow subsidiaries	44,300	44,100	43,145	41,930
Deferred tax liabilities	8,259	177	7,820	600
Provisions	33,186	28,968	29,715	25,830
Other long-term liabilities	15,077	3,382	13,067	3,104

Total non-current liabilities	196,268	152,553	201,534	146,957

	784,219	552,430	645,577	531,004

Equity
Share capital	121,071	121,071	118,280	118,280
Reserves	552,958	431,359	474,761	412,724

Total equity attributable to owners of the Company	674,029	N/A	593,041	N/A
Non-controlling interests	110,190	N/A	52,536	N/A

Total equity	784,219	552,430	645,577	531,004

10.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Year ended 31 December
Items	2015	2014
	RMB million	RMB million

Net profit under ASBE	43,346	48,910
Adjustments:
Government grants	127	116
Safety production fund	191	(1,093)

Profit for the year under IFRS*	43,664	47,933

(2)	Effects of major differences between the shareholders’equity under ASBE and the total equity under IFRS are analysed as follows:

Items	2015 31 December	2014 31 December
	RMB million	RMB million

Shareholders’ equity under ASBE	785,623	647,095
Adjustments:
Government grants	(1,404)	(1,518)
Safety production fund	—	—

Total equity under IFRS*	784,219	645,577

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2014 and 2015 which have been audited by PricewaterhouseCoopers.

10.3	Changes in accounting polices

□Applicable √Not applicable

10.4	The Group has no material accounting errors during the reporting period.

10.5	Changes in the scope of consolidation as compared with those for last annual report

□Applicable √Not applicable

10.6	Notes on the financial statements prepared under IFRS

10.6.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

10.6.2	Tax expense

Tax expense in the consolidated income statement represents:

	Year ended 31 December
Items	2015	2014
	RMB million	RMB million

Current tax	13,677	18,341
Provision for the year	279	1,022
Adjustment of prior years	(1,343)	(1,792)

Deferred taxation	12,613	17,571

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Year ended 31 December
	2015	2014
	RMB million	RMB million

Profit before taxation	56,277	65,504

Expected PRC income tax expense at a statutory tax rate of 25%	14,069	16,376
Tax effect of non-deductible expenses	788	717
Tax effect of non-taxable income	(2,549)	(1,126)
Tax effect of preferential tax rate (i)	(1,033)	(1,722)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	391	622
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(235)	(27)
Tax effect of tax losses not recognised	828	1,595
Write-down of deferred tax assets	75	114
Adjustment of prior years	279	1,022

Actual income tax expense	12,613	17,571

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

10.6.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the year ended 31 December 2015 is based on the profit attributable to ordinary owners of the Company of RMB 32,438 million (2014: RMB 46,466 million) and the weighted average number of shares of 120,852,547,200 (2014: 116,822,487,451) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2015 is based on the profit attributable to ordinary owners of the Company (diluted) of RMB 32,436 million (2014: RMB 46,600 million) and the weighted average number of shares of 120,852,547,200 (2014: 117,242,396,710) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	Year ended 31 December
	2015	2014
	RMB million	RMB million

Profit attributable to ordinary owners of the Company	32,438	46,466
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	—	133
After tax effect of net loss on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	—	1
After tax effect of emplyee share option scheme of Shanghai Petrochemical	(2)	—

Profit attributable to ordinary owners of the Company (diluted)	32,436	46,600

(ii)	Weighted average number of shares (diluted)

	Year ended 31 December
	2015	2014
	Number of shares	Number of shares

Weighted average number of shares at 31 December	120,852,547,200	116,822,487,451
Effect of conversion of the 2007 Convertible Bonds	—	419,909,259

Weighted average number of shares (diluted) at 31 December	120,852,547,200	117,242,396,710

10.6.4	Dividends

Dividends payable to owners of the Company attributable to the year represent:

	Year ended 31 December
	2015	2014
	RMB million	RMB million

Dividends declared and paid during the year of RMB 0.09 per share (2014: RMB 0.09 per share)	10,896	10,512
Dividends declared after the balance sheet date of RMB 0.06 per share (2014: RMB 0.11 per share)	7,264	13,318

	18,160	23,830

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2015, the directors authorised to declare the interim dividends for the year ending 31 December 2015 of RMB 0.09 (2014: RMB 0.09) per share totaling RMB 10,896 million (2014: RMB 10,512 million). Dividends were paid on 23 September 2015.

Pursuant to a resolution passed at the director’s meeting on 29 March 2016, final dividends in respect of the year ended 31 December 2015 of RMB 0.06 (2014: RMB 0.11) per share totaling RMB 7,264 million (2014: RMB 13,318 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the year represent:

	Year ended 31 December
	2015	2014
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved and paid during the year of RMB 0.11 per share (2014: RMB 0.15 per share)	13,318	17,519

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million according to total shares of 18 June 2015 was approved. All dividends have been paid in the year ended 31 December 2015.

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million in respect of the year ended 31 December 2013 was declared and paid on 19 June 2014.

10.6.5	Trade Accounts Receivable and Bills Receivable

	2015	2014
	31 December	31 December
	RMB million	RMB million

Amounts due from third parties	34,245	65,883
Amounts due from Sinopec Group Company and fellow subsidiaries	18,672	20,188
Amounts due from associates and joint ventures	3,734	5,290

	56,651	91,361

Less: Impairment losses for bad and doubtful debts	(525)	(530)
Trade accounts receivable, net	56,126	90,831
Bills receivable	10,949	13,963

	67,075	104,794

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	2015	2014
	31 December	31 December
	RMB million	RMB million

Within one year	66,311	104,019
Between one and two years	715	720
Between two and three years	36	53
Over three years	13	2

	67,075	104,794

Impairment losses for bad and doubtful debts are analysed as follows:

	2015	2014
	RMB million	RMB million

Balance at 1 January	530	574
Provision for the year	40	44
Written back for the year	(13)	(15)
Written off for the year	(38)	(57)
Other	6	(16)

Balance at 31 December	525	530

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

10.6.6	Trade Accounts and Bills Payables

	2015	2014
	31 December	31 December
	RMB million	RMB million

Amounts due to third parties	117,230	181,519
Amounts due to Sinopec Group Company and fellow subsidiaries	10,348	13,575
Amounts due to associates and joint ventures	2,868	3,272

	130,446	198,366

Bills payable	3,566	4,577

Trade accounts and bills payables measured at amortised cost	134,012	202,943

The ageing analysis of trade accounts and bills payables are as follows:

	2015	2014
	31 December	31 December
	RMB million	RMB million

Within 1 month or on demand	115,300	184,697
Between 1 month and 6 months	13,682	13,138
Over 6 months	5,030	5,108

	134,012	202,943

10.6.7	Segment Reporting

Information of the Group’s reportable segments is as follows:

	2015	2014
	RMB million	RMB million
Turnover
Exploration and production
External sales	57,740	69,550
Inter-segment sales	71,019	141,544

	128,759	211,094

Refining
External sales	120,650	175,534
Inter-segment sales	800,962	1,092,244

	921,612	1,267,778

Marketing and distribution
External sales	1,086,098	1,458,390
Inter-segment sales	3,056	5,446

	1,089,154	1,463,836

Chemicals
External sales	275,175	356,993
Inter-segment sales	42,743	62,208

	317,918	419,201

Corporate and others
External sales	436,749	721,174
Inter-segment sales	345,454	587,663

	782,203	1,308,837

Elimination of inter-segment sales	(1,263,234)	(1,889,105)

Turnover	1,976,412	2,781,641

Other operating revenues
Exploration and production	9,894	16,503
Refining	5,004	5,317
Marketing and distribution	17,512	12,770
Chemicals	8,390	8,284
Corporate and others	1,671	1,399

Other operating revenues	42,471	44,273

Turnover and other operating revenues	2,018,883	2,825,914

	2015	2014
	RMB million	RMB million

Result
Operating profit/(loss)
By segment
– Exploration and production	(17,418)	47,057
– Refining	20,959	(1,954)
– Marketing and distribution	28,855	29,449
– Chemicals	19,682	(2,181)
– Corporate and others	384	(1,063)
– Elimination	4,566	2,179

Total segment operating profit	57,028	73,487

Share of profits/(losses) from associates and joint ventures
– Exploration and production	633	1,117
– Refining	725	(871)
– Marketing and distribution	1,379	963
– Chemicals	3,062	603
– Corporate and others	2,282	1,818

Aggregate share of profits from associates and joint ventures	8,081	3,630

Investment income
– Exploration and production	835	1
– Refining	(8)	17
– Marketing and distribution	70	71
– Chemicals	19	208
– Corporate and others	350	2,319
– Elimination	(822)	—

Aggregate investment income	444	2,616

Net finance costs	(9,276)	(14,229)

Profit before taxation	56,277	65,504

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million

Assets
Segment assets
– Exploration and production	447,307	453,060
– Refining	264,573	297,884
– Marketing and distribution	283,416	276,298
– Chemicals	150,577	162,685
– Corporate and others	108,921	147,015

Total segment assets	1,254,794	1,336,942

Interest in associates and joint ventures	82,970	80,593
Available-for-sale financial assets	10,326	868
Deferred tax assets	7,469	6,979
Cash and cash equivalents and time deposits with financial institutions	68,557	10,100
Other unallocated assets	19,013	15,886

Total assets	1,443,129	1,451,368

Liabilities
Segment liabilities
– Exploration and production	96,773	100,552
– Refining	58,578	67,327
– Marketing and distribution	118,897	118,493
– Chemicals	27,053	27,532
– Corporate and others	104,194	138,930

Total segment liabilities	405,495	452,834

Short-term debts	41,517	75,183
Income tax payable	1,048	1,091
Long-term debts	95,446	107,787
Loans from Sinopec Group Company and fellow subsidiaries	88,229	146,110
Deferred tax liabilities	8,259	7,820
Other unallocated liabilities	18,916	14,966

Total liabilities	658,910	805,791

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Year ended 31 December
	2015	2014
	RMB million	RMB million

Capital expenditure
Exploration and production	54,710	80,196
Refining	15,132	27,957
Marketing and distribution	22,115	26,989
Chemicals	17,471	15,850
Corporate and others	2,821	3,648

	112,249	154,640

Depreciation, depletion and amortisation
Exploration and production	52,155	48,902
Refining	16,557	15,015
Marketing and distribution	14,075	12,491
Chemicals	11,996	12,130
Corporate and others	1,585	1,559

	96,368	90,097

Impairment losses on long-lived assets
Exploration and production	4,864	2,436
Refining	9	29
Marketing and Distribution	19	40
Chemicals	142	1,106
Corporate and others	112	8

	5,146	3,619

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Year ended 31 December
	2015	2014
	RMB million	RMB million

External sales
Mainland China	1,579,364	2,062,775
Others	439,519	763,139

	2,018,883	2,825,914

	2015	2014
	31 December	31 December
	RMB million	RMB million

Non-current assets
Mainland China	1,027,070	1,003,512
Others	56,081	64,589

	1,083,151	1,068,110

11.	Repurchase, Sales and Redemption of Shares
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

12.	Mode Code for Securities Transactions by Directors

Each of the directors confirmed that he or she complied with the Model Code for Securities and Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules during the year ended 31 December 2015. In addition, Sinopec Corp. formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the purchase and sale of Sinopec Corp.’s securities by Sinopec employees.

13.	Compliance with Corporate Governance Code

Based on its actual circumstances, Sinopec Corp. did not establish a Nomination Committee of the Board according to section A.5 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) as set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. believed that the nomination and election of director candidates by all members of the Board would be better suited to its operations; the Board would perform the duties of the Nomination Committee prescribed in the Corporate Governance Code.

Saved as disclosed above, Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code during the reporting period.

14.	Review of Annual Results
The annual results for the year ended 31 December 2015 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

This announcement is published in both English and Chinese languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC, 29 March 2016

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director